UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without nominal value

(Title of Class of Securities)

03524A108 (for American Depositary Receipts of the Issuer)

(CUSIP Number)

W. Hildebrandt Surgner, Jr.

Vice President, Corporate Secretary and

Associate General Counsel

Altria Group, Inc.

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew J. Nussbaum, Esq.

Zachary S. Podolsky, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

March 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03524A108 (for American Depositary Receipts of the Issuer)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Altria Group, Inc. 13-3260245
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (see disclosure in Item 6 under the caption “Voting Agreement”)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (a)
	8.	Shared Voting Power 1,087,153,142 (a)
	9.	Sole Dispositive Power 159,121,937 (a)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,087,153,142 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.2% (b)
14.	Type of Reporting Person (See Instructions) CO

(a)

Anheuser-Busch InBev SA/NV (the “Issuer”) has two classes of shares outstanding – restricted shares without nominal value (“Restricted Shares”) and ordinary shares without nominal value (“Ordinary Shares,” and together with the Restricted Shares, “Voting Shares”). The Ordinary Shares are registered under Section 12(b) of the Exchange Act. As described in more detail in this Schedule 13D, the Restricted Shares and Ordinary Shares rank equally with respect to voting rights, and the Restricted Shares are convertible into Ordinary Shares at the option of the holder thereof.

The amounts reported in Rows 7-12 of the cover page to this Schedule 13D represent (i) 34,006,520 Ordinary Shares and 125,115,417 Restricted Shares beneficially owned by Altria Group, Inc. (“Altria”) with respect to which Altria has sole dispositive power and shared voting power and (ii) an additional 928,031,205 Voting Shares, consisting of 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”) and 825,168,487 Ordinary Shares held by Stichting Anheuser-Busch InBev (the “Stichting”) and certain of its affiliates, with respect to which Altria may be deemed to have shared voting power by virtue of a voting and support agreement (the “Voting Agreement”) among Altria, BEVCO and the Stichting described in more detail in Item 6 of this Schedule 13D.

(b)

Based on a total of 1,970,951,153 Ordinary Shares deemed to be outstanding as of March 19, 2024, which is calculated based upon the sum (i) 1,748,973,018 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares as of such date over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

This Amendment No. 4 is being filed by Altria Group, Inc. (“Altria”) in order to amend and supplement certain of the information set forth in the Schedule 13D (as so amended, the “Schedule 13D”) originally filed by Altria on October 21, 2016, and amended by Amendment No.1 thereto filed on June 16, 2021, by Amendment No. 2 thereto filed on November 3, 2021, and by Amendment No. 3 thereto filed on March 14, 2024, with respect to the ordinary shares without nominal value (“Ordinary Shares”) of Anheuser-Busch InBev SA/NV, a public limited liability company incorporated in the form of a société anonyme/naamloze vennootschap under Belgian law (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On March 19, 2024, the Secondary Offering and Share Repurchase were consummated.

Item 5. Interest in Securities of the Issuer

The first, second and third paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

As of March 19, 2024, Altria is the beneficial owner of, and has sole dispositive power and shared voting power with respect to, 34,006,520 Ordinary Shares and 125,115,417 Restricted Shares, which are convertible into Ordinary Shares at Altria’s option. The Voting Shares described in the preceding sentence represent approximately 8.1% of the 1,971,017,728 Voting Shares issued and outstanding as of March 19, 2024, and approximately 8.1% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the third paragraph of this Item 5.

Altria may also be deemed to have shared voting power with respect to an additional 928,031,205 Voting Shares, consisting of 96,862,718 Restricted Shares held by Bevco Lux S.à.r.l, formerly known as BEVCO Ltd. (“BEVCO”), 6,000,000 Ordinary Shares held by BEVCO and 825,168,487 Ordinary Shares held by Stichting and certain of its affiliates, by virtue of a voting and support Voting Agreement described in more detail in Item 6 of the Schedule 13D. Accordingly, Altria may be deemed to have aggregate beneficial ownership of 55.2% of the Ordinary Shares deemed to be outstanding based upon the calculation set forth in the following paragraph.

The percentages of Ordinary Shares outstanding specified above are based on a total of 1,970,951,153 Ordinary Shares deemed outstanding as of March 19, 2024, which is calculated based upon the sum (i) 1,748,973,018 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares as of such date over which Altria may be deemed to have shared voting power by virtue of the Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under the captions “Terms of the Restricted Shares”, “Voting Agreement” and “Secondary Offering and Share Repurchase” within Item 6 of the Schedule 13D is hereby amended and restated as follows:

Terms of the Restricted Shares

The terms of the Restricted Shares and the rights of the holders thereof are governed by the Issuer’s articles of association (the “Articles of Association”).

Dividends and Voting Rights

The Restricted Shares rank equally with the Ordinary Shares with regards to dividends and voting rights.

Governance Rights

So long as the holders of Restricted Shares (together with their affiliates, successors and successors’ affiliates) own or control within the meaning of Article 5 of the Belgian Companies Code:

•	more than 13.5% of the issued and outstanding Voting Shares, three directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares;

•

more than 9% but not more than 13.5% of the issued and outstanding Voting Shares, two directors shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares; and

•

more than 4.5% but not more than 9% of the issued and outstanding Voting Shares, one director shall be appointed by the shareholders’ meeting of the Issuer upon proposal by the holders of the Restricted Shares.

As of March 19, 2024, the holders of Restricted Shares including their respective ownership of Ordinary Shares, owned approximately 13%, of the issued and outstanding Voting Shares. The foregoing percentage is based on a total of 1,971,017,728 Voting Shares issued and outstanding as of March 19, 2024. Because the holders of Restricted Shares vote cumulatively with respect to selecting director candidates and as a result of the Voting Agreement (as described below), Altria’s percentage ownership of Voting Shares of the Issuer prior to the consummation of the Secondary Offering and Share Repurchase had provided it with the effective ability to select two directors for appointment to the Issuer’s Board of Directors, who as of the date of Amendment No. 4 to the Schedule 13D are Martin J. Barrington, Altria’s former Chairman, Chief Executive Officer and President, and Salvatore Mancuso, Altria’s Executive Vice President and Chief Financial Officer, and, following the consummation of the Secondary Offering and Share Repurchase, provide it with the effective ability to select one director for appointment to the Issuer’s Board of Directors.

Transferability and Conversion

The Restricted Shares are unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an American Depositary Receipt program and subject to, among other things, restrictions on transfer until converted into Ordinary Shares. The Restricted Shares are convertible at the election of the holder into Ordinary Shares on a one-for-one basis. As of March 19, 2024, the Restricted Shares, in the aggregate, represented approximately 11% of the issued and outstanding Voting Shares, and Altria’s 125,115,417 Restricted Shares represented approximately 56% of the total number of issued and outstanding Restricted Shares. The foregoing percentages are based on a total of 1,971,017,728 Voting Shares issued and outstanding as of March 19, 2024.

Pledging of Restricted Shares

Notwithstanding the transfer restrictions described above, holders of Restricted Shares are permitted to enter into pledging arrangements with respect to their Restricted Shares under the circumstances set forth in the Articles of Association. On November 11, 2015, Altria received the irrevocable consent of Legacy AB InBev (the “Pledge Consent”), which is binding on the Issuer and its board of directors, to make pledges of its Restricted Shares as contemplated by the Articles of Association. As of the date of Amendment No. 4 to the Schedule 13D, none of Altria’s Restricted Shares are subject to a pledge.

Voting Agreement

On October 8, 2016, Altria, BEVCO and the Stichting entered into the Voting Agreement. The Voting Agreement requires, among other things, that the parties exercise, and cause certain of their affiliates to exercise, the rights attaching to their Ordinary Shares and/or Restricted Shares, as the case may be, to give effect to the director appointment rights of the holders of Restricted Shares and the Stichting set forth in the Articles of Association. The Voting Agreement has an initial term expiring on August 27, 2034, which may be extended or renewed under certain circumstances described in the Voting Agreement.

As a result of the Voting Agreement, Altria may be deemed to comprise a group, within the meaning of the Exchange Act, with BEVCO, the Stichting and the Stichting’s affiliates whose shares are subject to the Voting Agreement, that may be deemed to share voting power with respect to the aggregate 1,087,153,142 Voting Shares held by Altria and such persons, which represents 55.2% of the Ordinary Shares deemed to be outstanding based on the calculation set forth in the third paragraph of Item 5 hereof. Altria disclaims beneficial ownership of all of the Voting Shares held by BEVCO, the Stichting and the Stichting’s affiliates, and the filing of the Schedule 13D shall not be construed as an admission that Altria is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

Secondary Offering and Share Repurchase

On March 14, 2024, in connection with a global secondary offering comprised of (i) a registered public offering in the United States (the “U.S. Public Offering”) of Ordinary Shares and Ordinary Shares represented by American depositary shares (“ADS”) and (ii) a concurrent private placement of Ordinary Shares in the European Economic Area to “qualified investors” within the meaning of Regulation (EU) 2017/1129 and in the United Kingdom (the “UK”) to any legal entity which is a qualified investor within the meaning of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended and an offer of Ordinary Shares, including Ordinary Shares represented by ADSs, in other countries outside of the United States in which, and only to those persons to whom, offers of Ordinary Shares (or Ordinary Shares represented by ADSs) may lawfully be made (the “Private Placement” and together with the U.S. Public Offering, the “Secondary Offering”), Altria and the Issuer entered into an underwriting agreement with Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and J.P. Morgan SE, as representatives (the “Representatives”) of several underwriters named therein (the “Underwriters” and such agreement, the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, Altria agreed to sell to the Underwriters 35,000,000 Ordinary Shares, to be delivered in the form of 12,250,000 ADSs in the U.S. Public Offering at a price of $59.9625 per share and 22,750,000 Ordinary Shares in the Private Placement at a price of €54.76575 per share. The public offering price is $61.50 per ADS in the Secondary Offering, corresponding to €56.17 per Ordinary Share in the Secondary Offering. The Secondary Offering closed on March 19, 2024. In connection with the Secondary Offering, Altria granted the Underwriters an option to purchase up to 5,250,000 additional ADSs, exercisable within 30 days following the date of the Underwriting Agreement.

On March 13, 2024, Altria entered into a share repurchase agreement with the Issuer (the “Share Repurchase Agreement”) pursuant to which, and conditioned upon the closing of the Secondary Offering and certain other customary conditions, Altria agreed to sell to the Issuer, and the Issuer agreed to purchase from Altria, $200 million of Ordinary Shares in a private transaction at the price per Ordinary Share equal to the lesser of (i) the per share price to be paid by the Underwriters to Altria in connection with the U.S. Public Offering and (ii) the highest price permitted by applicable Belgian law (the “Share Repurchase”). Altria and the Issuer consummated the Share Repurchase of 3,335,417 Ordinary Shares on March 19, 2024 at the price per Ordinary Share equal to $59.9625.

In connection with the Secondary Offering, on March 13, 2024, Altria entered into a lock-up agreement with the Issuer and the Representatives (the “Lock-Up Agreement”), pursuant to which and subject to customary exceptions, Altria has agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Ordinary Shares, for a period of 180 days after March 14, 2024.

The foregoing descriptions of the terms and conditions of the Underwriting Agreement, the Share Repurchase Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such document, which are attached as Exhibit 99.8, Exhibit 99.9 and Exhibit 99.10 hereto, respectively, and each of which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2024

ALTRIA GROUP, INC.

By:	/s/ Steven D’Ambrosia
Name:	Steven D’Ambrosia
Title:	Vice President and Controller